Exhibit 99.1

Ballard Announces Order From Van Hool For 20 Fuel Cell Modules to Power Buses in Holland

  Reflects continued European momentum in fuel cells for heavy duty transportation applications

VANCOUVER, Dec. 4, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced a purchase order from Van Hool (https://www.vanhool.be/en/), a leading bus OEM and Ballard partner headquartered in Belgium, for 20 FCveloCity®-HD 85-kilowatt (kW) fuel cell modules to power buses in Groningen, the Netherlands, under the JIVE2 funding program.

Ballard plans to deliver the 20 FCveloCity®-HD 85kW modules in 2020. These will power 20 Van Hool A330 model Fuel Cell Electric Buses (FCEBs) that are planned for deployment with Qbuzz, the transit agency for the city of Groningen, by the end of next year. Shell has been contracted to build a hydrogen refueling station at the Peizerweg bus depot in Groningen to support this fleet of FCEBs, with each bus having a range of 350-to-400 kilometers (220-to-250 miles) between refuelings.

Ballard-powered Van Hool bus operated by Qbuzz (CNW Group/Ballard Power Systems Inc.)

Rob Campbell, Ballard's Chief Commercial Officer said, "We are delighted to provide fuel cell power modules to Van Hool, a long-standing Ballard partner in Europe, as an important sign of continued progress in the deployment of zero-emission buses under the JIVE2 program. These new Fuel Cell Electric Buses for Groningen represent another vote of confidence in Ballard's fuel cell technology and products. This is a follow-on order for modules, after the deployment of two Ballard-powered Van Hool buses with Qbuzz in 2017."

Fleur Gräper-van Kookwijk, Regional Minister for the Province of Groningen and Chairwoman of the Public Transport Authority OV-bureau added, "Hydrogen is no longer an experimental fuel, but has become a serious zero-emission drivetrain used in everyday public transportation. We are proud to implement hydrogen at this scale in the north of the Netherlands and to be a frontrunner in the Netherlands and Europe."

Ballard fuel cell modules have demonstrated unmatched on-road performance in fuel cell buses, including earlier generation modules operating in some European buses for more than 35,000 hours with only minimal fuel cell maintenance required.

Europe's JIVE (Joint Initiative For Hydrogen Vehicles Across Europe) funding programs are intended to pave the way to commercialization of fuel cell electric buses by coordinating procurement activities to unlock economies-of-scale and reduce costs as well as supporting new hydrogen refueling stations. Results of the JIVE programs are expected to demonstrate the technical readiness of FCEBs to bus operators and the economic viability of hydrogen as a zero-emission bus fuel to policy makers. The JIVE programs are supported by a total of €57 million in grants from the Fuel Cells and Hydrogen Joint Undertaking (FCH JU).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated deliveries and deployments of our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

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For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:40e 04-DEC-19